ASIA CARBON INDUSTRIES, INC.
110 WALL STREET, 11TH FLOOR
NEW YORK, NY 10005

August 23, 2010

VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, DC 20549
Attention:   Pamela A. Long, Assistant Director

Re:	Asia Carbon Industries, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed: July 1, 2010
File No.: 333-167090

Dear Ms. Long:

We are responding to comments contained in the Staff letter, dated July 28, 2010, addressed to Guo Yun Yao, the Chief Executive Officer, President and Secretary of Asia Carbon Industries, Inc. (the “Company”) with respect to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on July 1, 2010.

The Company has replied below on a comment by comment basis, with each response following a repetition of the Commission’s comment to which it applies (the “Comments”). The responses to the Comments are numbered to relate to the corresponding Comments in your letter.

General

1. Please include the legend regarding the dealer prospectus delivery obligation on the outside back cover page of the prospectus, in accordance with Item 502(b) of Regulation S-K.

Response:

The Company’s Amendment No. 2 to Form S-1 (the “Filing”) has been revised accordingly.

2. To the extent that you have any financial information available for the quarter ended June 30, 2010, please provide a Recent Developments section to disclose and discuss such information.

Response:

The Filing has been revised accordingly to include financial information for the quarter ended June 30, 2010.

3. Please revise to include a more specific comprehensive discussion regarding how you determined your offering price of $1.50 was appropriate. In this regard, please discuss the nature and significance of recent equity transactions.

Response:

The Filing has been revised accordingly.

Prospectus Cover Page

4. Because there is currently no active trading market for your shares of common stock, the selling stockholders must offer the shares at the stated fixed price (as properly characterized in the third paragraph of your disclosure), until a market for your shares is developed. As such, please revise your disclosure to remove the first sentence of the second paragraph.

Response:

The Filing has been revised accordingly.

Prospectus Summary, page 2

General

5. Please include the complete mailing address and telephone number of your principal executive offices. See Item 503(b) of Regulation S-K.

Response:

The Filing has been revised accordingly.

6. Please provide further context for the statement regarding your belief that you are one of the top ten carbon black producers in Shanxi Province in China.

Response:

The Filing has been revised accordingly.

Corporate History, page 2

7. Please revise your disclosure to indicate that in connection with the December 2009 transaction and the entering into the VIE Agreements, you issued the Shanxi Hongxing shareholders 36,239,394 restricted shares of the company’s common stock pursuant to which the Shanxi shareholders (i.e., Ms. Yao) obtained control of the company. We note your disclosure in Note 1 to the consolidated financial statements, page F-7. Please revise your “Description of Business” disclosure on page 29 to comply with this comment, as well as, to describe the material terms of the VIE Agreements. Please file the VIE Agreements as exhibits to the registration statement.

Response:

The Filing has been revised to indicate that in connection with the December 2009 transaction and the entering into the VIE Agreements, the Company issued to Karen Prudente, nominee and trustee for the Shanxi Hongxing shareholders, 36,239,394 restricted shares of the Company’s common stock pursuant to which the Shanxi shareholders obtained control of the Company. Further, the “Description of Business” disclosure on page 29 has also been revised to comply with this comment as well as to describe the material terms of the VIE Agreements. The VIE Agreements have been filed as exhibits to the Filing.

Plan of Distribution, page 4

8. The disclosure here appears misplaced and duplicative of the “Plan of Distribution” disclosure on page 25. Please revise disclosure accordingly.

Response:

The Filing has been revised to eliminate the duplication of the “Plan of Distribution” disclosure on page 4.

Risk Factors, page 6

9. Please include a risk factor addressing the difficulty a shareholder may face when pursuing claims of liability against your officers and directors. We note the disclosure on page 44.

Response:

The Filing has been revised to include a risk factor addressing the potential unenforceability of civil liabilities against our officers and directors.

10. To the extent material, please consider adding a risk factor disclosure with respect to the risks resulting from your sole operating subsidiary being controlled through the application of certain VIE Agreements and not through a direct ownership, as well as the risks resulting from the breach of the terms of these agreements.

Response:

The Filing already included a risk factor disclosure with respect to the risks resulting from our sole operating subsidiary being controlled through the application of the VIE Agreements and not through a direct ownership in the “Our organizational structure may make it difficult for us to evaluate our future business prospects…” risk factor. However, we have revised this risk factor to discuss the risks resulting from the breach of the terms of these agreements.

11. Please revise your risk factor disclosure to eliminate redundancies. For example, the effect that the volatility of the price of raw materials may have on your revenues and margins appears to have been addressed in the “Volatility in the price of raw materials…” risk factor on page 6, as well as the “An increase in the cost of raw materials…” risk factor on page 9. We make a similar observation with response to “We depend on a group of key customers…” risk factor on page 7 and “Shanxi Hongxing relies on a small number of important customers…” risk factor on page 11.

Response:

The Filing has been revised accordingly to eliminate these and other redundancies.

Risks Related to Our Business and Industry, page 6

We may be required to impair or write off certain assets… page 7

12. To the extent possible, please quantify the risks imposed by the potential impairment of the Company’s assets to help investors better ascertain such risks.

Response:

The Filing has been revised to clarify that the Company may be required to write off certain assets if our assumptions about future sales and profitability prove incorrect.

Shanxi Hongxing is dependent on certain key personnel… page 11

13. You disclose that there can be no assurances that your operating subsidiary will be able to retain key personnel “after the terms of their employment contract expires.” Please reconcile your disclosure with the disclosure on page 48 where you state that there are no employment agreements with our executive officers. Please revise your disclosure accordingly.

Response:

As correctly stated on page 48, there are no employment agreements with our executive officers. We have revised the risk factor on page 11 accordingly to reflect this.

Standards for compliance with Section 404 of the Sarbanes-Oxley Act of 2002 are uncertain…. Page 16

14. Please revise to clarify your reference to the 2008 fiscal year.

Response:

Pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act, which became effective on July 21, 2010, as neither a “large accelerated filed” nor an “accelerated filer”, we are exempt from the requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002 to obtain an auditor’s report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting. As a result, our previous disclosure that the attestation requirement of management’s assessment by our independent registered public accountant will first apply to our annual report for the 2008 fiscal year is no longer applicable. The Filing has been revised accordingly to reflect this.

Management's Discussion and Analysis of Financial Condition and Selected Financial Data, page 18

Results of Operations, page 18

15. Please expand your comparison of period changes for your discussion of sales and cost of sales to quantify the significant factors that impacted your results such as changes in unit price, volumes, coal tars oil prices, etc. Please also disclose the total capacity and utilization of your production facilities for each period presented.

Response:

The Filing has been revised accordingly.

16. Please revise to more specifically explain why your depreciation expense decreased between the years ended December 31, 2008 and 2009.

Response:

The Company retired its fourth dry method production line in July 2008. The net assets that were not being used in production totaled $2,193,000 and thus the Company stopped depreciation for these assets in July 2008. Most of these assets will be used in the Company’s new wet method production line which is under construction with the anticipated completion time of September 2010. The Filing has been revised accordingly.

Liquidity and Capital Resources, page 19

17. We note your accounts receivable balance increased during 2009 while net sales decreased during the same period. We also note the reduction in your allowance for bad debts during the year. Please expand your liquidity discussion to disclose the credit terms extended to your customers and to explain the changes in your accounts receivable for each period and your basis for their recovery.

Response:

We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. Allowance for doubtful accounts is based on our assessment of the collectability of specific customer accounts, the aging of accounts receivable, our history of bad debts, and the general condition of the industry. As of December 31, 2009, there were three customers’ receivables that totaled $34,196, over 180 days, compared to three customers’ receivables that totaled $532,579, over 180 days as of December 31, 2008. Consequently, the allowance for bad debts was higher in 2008 than the allowance in 2009. The Filing has been revised accordingly.

18. Please revise to disclose the terms of your short term debt, including whether your agreements contain financial covenants, your compliance with such covenants, and the risks of future non-compliance.

Response:

The Filing has been revised accordingly.

Liquidity and Capital Resources for the Three Months Ended March 31, 2010 and 2009, page 21

19. Please disclose whether management believes that the sources of cash are adequate to fund the company's operations in the next 12 months, and briefly discuss the basis of such belief.

Response:

The Filing has been revised accordingly.

Critical Accounting Policies and Estimates, page22
Revenue Recognition, page22

20. Please revise to clarify under what conditions revenue is not recognized at the time of shipment. Please also disclose when customer returns are permitted.

Response:

The Filing has been revised accordingly.

Selling Security Holders, page 23

21. Please describe the transactions in which you issued the shares to be resold in materially complete terms, including the dates of the transactions, the purchase price, the number of shares received by the selling security holders and any rights associated with the shares.

Response:

The Filing has been revised accordingly.

Market For Common Equity and Related Stockholder Matters, page 27

No Public Market for Common Stock, page 27

22. Please consolidate your disclosure in the third paragraph (related to transactions in penny stock), with the disclosure in your “Penny Stock Regulations” discussion on page 28.

Response:

The Filing has been revised accordingly.

Description of Business, page 29

Industry Overview, page 31

23. Please confirm that all market and industry data represents information that is generally available to the public and was not prepared for you for a fee.

Response:

The Company confirms that all market and industry data represents information that is generally available to the public and was not prepared for us for a fee.

24. We note that for some of the disclosures throughout the Business discussion you incorporate estimates and other industry data without disclosing the basis for some of the assertions made in your disclosure. If you do not have independent support for a statement, please revise the language to make it clear that it is management’s belief based on its experience in the industry, if true, or disclose the source.

Response:

The Filing has been revised accordingly.

25. Please provide in the filing, brief background information of the sources cited in your disclosure (e.g., what is Carbon Black World Data Book; Dong Fang Securities; China’s Carbon Black Society).

Response:

The Filing has been revised accordingly.

Carbon Black Industry in China, page 32

26. We note in the third paragraph a reference to an external website. Please remove all references to external websites. We note that the information in the website is provided in the Chinese language. Please see our Use of Electronic Media, Interpretive Release No. 33-7856, April 28, 2000 for further guidance regarding the use of hyperlinks in your prospectus.

Response:

The Filing has been revised accordingly.

Customers, page 38

27. Please revise the tabular disclosure by name the three customers which accounted for approximately 74% of your sales.

Response:

The Filing has been revised accordingly.

Suppliers, page 37

28. Please reconcile your statement that you list 10 suppliers with the list of 6 companies in the table.

Response:

The Filing has been revised accordingly.

Sales and Marketing, page 38

Growth Strategy, page 39

29. Please disclose the anticipated cost for the hydroelectric power plant you expect to complete by June 2011, where it will be located, as well as how you intend to finance this project.

Response:

The Company intends to construct a thermal power plant within their facility campus subject to the availability of financing. Currently, there are no specific plans for construction of such a thermal plant. The Filing has been revised accordingly to reflect this.

Quality Control, page 39

30. Please disclose the “specific procedures” that the management has instituted to help minimize the production dust and optimize the working conditions.

Response:

The Filing has been revised accordingly.

31. Please disclose the studies you are referring to in the first paragraph on page 40, which serve as a basis for your belief that there are no negative health effects to the manufacture of carbon black.

Response:

The studies referred to in the first paragraph on page 40 were inadvertently included in the Filing and have been deleted accordingly.

32. Briefly describe in the filing what Industrial Technology Research Institute is and the significance of being “identified” by such institute.

Response:

The Company has no products indentified by the Industrial Technology Research Institute. This disclosure was inadvertently included in the Filing and has been deleted accordingly.

Government Regulation, page 41
Environmental Regulation, page 41

33. Please disclose, to the extent material, the cost and effect of compliance with the applicable environmental regulations. See Item 401(h)(4)(xi) of Regulation S-K.

Response:

The Filing has been revised accordingly.

34. In addition, we note that in “Our operations involve handling of hazardous… materials…” risk factor on page 7 you disclose that pursuant to the SH&E Requirements, you must obtain a number of environmental-related permits to operate your business. Please include in this section of the filing related disclosure by identifying the various types of permits you are required to obtain, as well as whether you are currently in compliance with all applicable SH&E Requirements.

Response:

The Filing has been revised accordingly.

Security Ownership of Certain Beneficial Owners and Management, page 43

35. In “Our Chief Executive Officer controls us…” risk factor on page 11 you disclose that there is a call option agreement between Karen Prudente, Ms. Yao and Mr. Meng, that if exercised, Ms. Yao and Mr. Meng would be able to control 71.8% of the company’s common stock. We also note disclosure in footnotes (3) and (4) regarding Ms. Prudente’s role as nominee and trustee for both executive officers. Please disclose here or in another appropriate section of the filing:

•	The restricted nature of the securities received by both Ms. Yao and Mr. Meng at the time of the execution of the VIE Agreements;
•	The role that Ms. Prudente plays with respect to the securities held by the two executive officers, and to the extent that the shares are held by a trust, please disclose the name of the trust; and
•	A brief description of the material terms of the call option agreement.

Response:

The restricted nature of the securities received by both Ms. Yao and Mr. Meng at the time of the execution of the VIE Agreements, and a brief description of the material terms of the call option agreement are described in “Our Chief Executive Officer controls us…” risk factor on page 11. Ms. Prudente is the nominee and trustee for Ms. Yao and Mr. Meng. As such, Ms. Prudente has the right to vote on each of Ms. Yao and Mr. Meng’s behalf, all of their voting rights with respect to their shares of the Company. The shares are not held by a trust.

36. In light of the requirements of Item 403 Regulation S-K and Rule 13d-3 of the Exchange Act, please tell us why the call option has not been reflected in the beneficial ownership table, or otherwise revise your disclosure accordingly.

Response:

The call option has not been reflected in the beneficial ownership table in light of the requirements of Item 403 Regulation S-K and Rule 13d-3 of the Exchange Act because Ms.  Yao and Mr. Meng will not be deemed to be the beneficial owner of the securities under the call option agreements within sixty (60) days of the date of the Filing. Rather, the call right under the call option agreement can be exercised upon the satisfaction of the following conditions:

•	Condition 1 – the entry by Ms. Yao or Mr. Meng and the Company into a binding employment agreement for a term of not less than 5 years for Ms. Yao or Mr. Meng;
•
Condition 2 – the Company achieving not less than 0.5 million US Dollars in after-tax net income, as determined under United States Generally Accepted Accounting Principles (“US GAAP”) consistently applied for the fiscal year ended December 31, 2010;

•	Condition 3 – the Company achieves not less than 1 million US Dollars in after-tax profits, as determined under US GAAP, for the fiscal year ending Decemebr 31, 2011; and
•	Condition 4 – the Company achieves not less than 1.5 million in U.S Dollars in after-tax profits, as determined under US GAAP, for the fiscal year ending December 31, 2012.

Condition 1 has not occurred as of the date of the Filing. The occurrence of Condition 2 will be determined after December 31, 2010, the occurrence of Condition 3 will be determined after December 3, 2011, and the occurrence of Condition 4 will be determined after December 3, 2012. Since none of the conditions have been triggered and the right to exercise the call option has not vested as of the date of the Filing, Ms. Yao and Mr. Meng will not be deemed to be the beneficial owner of securities under the call option agreements and should not be reflected in the beneficial table. If and when the call option right does vest for either Ms. Yao or Mr. Meng, the Company will amend the Filing to reflect this.

37. Please file the call option agreement as an exhibit to the registration agreement.

Response:

The Filing has been revised accordingly.

38. We note that pursuant to the agreement with Friedland Corporate Finance Advisory Services LLC, you issued Friedland 4,700,000 shares of the Company’s common stock (see disclosure in Note 9, page F-25). Since Friedland appears to beneficially own more than five percent of your voting securities, please revise the beneficial ownership table accordingly. See Item 403(a) of Regulation S-K.

Response:

Friedland does not have beneficial ownership with respect to the 4,700,000 shares of the Company because Friedland does not have, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares, the voting power with respect to the 4,700,000 shares in accordance with Rule 13d-3 of the Exchange Act. Rather, the 4,700,000 shares of the Company received by Friedland have been distributed to various employees and consultants, none of whom own more than 5% of the Company’s common stock.  Accordingly, Friedland should not be reflected on the beneficial ownership table of the Filing.

Directors, Executive Officers, Promoters and Control Persons, page 44

Directors and Executive Officers of Asia Carbon, page 44

39. Please note that with respect to each director, you must briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company, in light of the registrant’s business and structure. Your disclosure in the third paragraph on page 46 that the board believes that each director is highly qualified to serve as a member of the board is too broad and generic. Please revise your disclosure accordingly. See Item 401(e)(1) of Regulation S-K.

Response:

The Filing has been revised accordingly.

40. On page 46 you state that Michael Segal is the only independent director. With a view toward disclosure please tell us how you determined his independence, considering that he was the company’s president and CEO until May 20, 2010 (we note footnote (1) disclosure to the summary compensation table on page 47).

Response:

Michal Segal is not an independent director. The Filing has been revised accordingly to reflect this.

Executive Compensation, page 47

41. In note 10, page F-26, you disclose that on January 25, 2010, Mr. Segal was issued 74,900 shares of common stock “for his service as a director of the Company.” Please revise the summary compensation table to reflect such stock grant.

Response:

On January 25, 2010, the board of directors of the Company resolved to issue 74,900 shares of common stock to Mr. Michael Segal for his service as a director. Accordingly, the Company recorded a direct fee of $24,717 in the first quarter of 2010. We did not include this issuance in the compensation table of the Filing, which includes compensation disclosures for the fiscal years of 2009 and 2008, because the shares were issued in the year 2010. Accordingly, we will disclose this issuance in our compensation table of any applicable report or registration statement as required by the Commission once 2010 compensation disclosures become applicable.

42. Please include brief narrative footnote disclosure with respect to the bonus paid to Ms. Yao in 2009. See Item 402(o) of Regulation S-K.

Response:

The Filing has been revised accordingly.

43. Please tell us why the “All Other Compensation” column in the summary compensation table does not include the dividend amounts paid to Ms. Yao and Mr. Meng in 2009. We note in the last paragraph on page 19. See Item 402(n)(2)(ix) of Regulation S-K.

Response:

The dividend payments to Mr. Meng and Ms. Yao was a decision made by our Chinese operation subsidiary, Taiyuan Hongxing Carbon Black Ltd., prior to the effectiveness of the VIE Agreements. The dividend payment represented a 50% profit sharing from accumulated profit before year 2008 to the only two shareholders at the time. It was not a part of compensation to our current executive officers or directors. Therefore, we did not include these dividend payments in the “All Other Compensation” column in the summary compensation table. Currently, the Company has no such plan to pay dividends to our shareholders.

Certain Relationships and Related Transactions, page 48

44. We note that you have not disclosed Mr. Segal as a promoter in accordance with Item 404(c)(1) of Regulation S-K. Please provide us with your analysis of why such disclosure would not be required, or otherwise, revise your disclosure accordingly.

Response:

The Filing has been revised accordingly.

45. We note disclosure in Note 6, page F-24, regarding Shareholder Loans Receivable. Please include relevant disclosure about the material terms of these shareholder loans and their frequency. If there are any currently outstanding shareholder loans made pursuant to a written instrument, please ensure to file such instrument as an exhibit to the registration statement.

Response:

The payments were originally designated as dividends to two of the Company’s signficiant shareholders. The Company found this mistake after the payments, and requested the shareholders to return the amount paid to them. Both shareholders agreed to return it. Therefore, the Company recorded this payment as temporary shareholder loans. The loans were repaid on June 23, 2010. Please see our responses to comments 43 and 48 herein.

Consolidated Financial Statements, page F-l

Note 1- Organization and Basis of Presentation, page F-7

46. Please revise to more specifically disclose the basis of presentation of Asia Carbon. In this regard, it is unclear if there were equity interests prior to the VIE Agreement transaction and, if so, how these interests have been reflected after the VIE Agreement transaction.

Response:

Prior to the VIE transaction, Asia Carbon had one shareholder and no assets or operations. Concurrently with the VIE arrangement, Asia Carbon issued 36,239,394 shares to a nominee and trustee for the Hongxing Shareholders (China operating Company).  Therefore, in substance, the shareholders of Hongxing were the equity shareholders of Asia Carbon at the date of the VIE agreement.

Note 5. Xigu Loan Receivable and Land Use Right, page F-12

47. Please tell us your basis for capitalizing the unpaid loan receivable as a land use right rather than a loan loss or impairment expense. Please disclose the terms of the land use right agreements and the business purpose of issuing the loans to the Village of Xigu.

Response:

The business purpose of issuing the loans to the Village of Xigu was to make the land lease negotiations smoother.  Once the Village was in default of the loan the Company had the right to use the outstanding amount as a prepayment to its future rent obligation through the lease maturity of July 2053.  The loan issued to the Village of Xigu is considered as future rent payments for the land lease through July, 2056. The lease terms are for a yearly payment of 10,000 RMB ($1,475) for 49 Chinese mu, the Company has not made any land lease payments to the Village and do not intend to make any land lease payments in the future, since the Village has defaulted on the loan. The Company capitalized the loans to the village as prepaid rent on the balance sheet at December 31, 2008 and amortized the first four years of this prepayment in 2008 (due to immateriality).  The Company will continue to amortize this prepaid asset over the life of the lease.

Note 6. Shareholder Loans Receivable, Page F-24

48. Please disclose the business purpose of issuing the shareholder loans.

Response:

There is no business purpose for the shareholder loans. It was caused by a mistake. The payments were original designated as dividends to two Company’s significant shareholders. The Company found this mistake after the payments, and requested the shareholders to return the amount paid to them. Both shareholders agreed to return it. Therefore, the Company recorded this payment as a temporary shareholder loans. The loans were repaid on June 23, 2010.

Note 13. Income Taxes, page F-27

49. Please provide the disclosures required by ASC 740-10-50-2 including the components of the deferred tax asset and the related valuation allowance. Please also discuss how and why the change in the valuation allowance increased the effective income tax rate by 9.6% during the period ended March 31, 2010.

Response:

We added to the income tax footnote 13 on page F-27 to include disclosures required by ASC 740-10-50-2. The valuation allowance increased by the effective tax rate of 9.6% during the period ended March31, 2010 because the United States entity has a net operating loss of $188,000 for which no benefit was realized and a 100% valuation allowance was created.

Part II – Information Not Required in Prospectus

Indemnification of Directors and Officers, page 50

50. Please revise your disclosure to discuss the general effect of any statute, charter, provisions, by-laws, contract or other arrangement under which any controlling persons, director or officer of the company is insured or indemnified in any manner against liability, which he may incur in his capacity as such. See Item 702 of Regulation S-K.

Response:

The Filing has been revised accordingly.

Recent Sales of Unregistered Securities, page 50

51. Please revise your disclosure to reflect unregistered sales of securities in the past three years, including, but not limited to, the issuances of shares in connection with the December 2009 transaction, the issuance of shares to Friedland Corporate Finance Advisory Services, and the issuances to Mr. Segal and Ms. Prudente. We note your disclosure on page F-26 of your financial statements. See Item 701 of Regulation S-K.

Response:

The Filing has been revised accordingly.

Exhibits, page 51

52. Please explain to us the significance of the agreements filed as Exhibits 10.3 through 10.32. They all appear to have expired on December 31, 2008 or December 31, 2009.

Response:

Item 601 of Regulation S-K requires the filing to a Form S-1 registration statement every contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing.

The Company attempted to comply with the requirements of Item 601 of Regulation S-K by filing material agreements that were entered into not more than 2 years before the Filing. However, Exhibits 10.10, 10.12, 10.16 and 10.19 were inadvertently filed as exhibits because they were entered into more than two years prior to the date of the Filing.

Exhibit 5.1 – Legal Opinion of Sichenzia Ross Friedman Ference LLP

53. Please have counsel review its opinion to remove the reference to series A convertible preferred stock and to opine on the legality of the offer and sale of 9,202,884 shares of common stock by the selling security holders.

Response:

Exhibit 5.1 has been revised accordingly.

54. Since you are registering 9,202,884 shares of common stock which are currently outstanding and held by the selling security holders, please have counsel revise its opinion to state that these shares are duly authorized, legally issued, fully paid, and non-assessable.

Response:

Exhibit 5.1 has been revised accordingly.

55. Please have counsel revise its opinion to reflect that counsel is opining on the corporate laws of the jurisdiction of the company’s incorporation.

Response:

Exhibit 5.1 has been revised accordingly.

Undertakings, page 53

56. Please revise your disclosure to include the undertakings set forth in Item 512(a)(5)(ii) of Regulation S-K.

Response:

The Filing has been revised accordingly.

Signatures

57. Because you appear to be a foreign private issued under Rule 405 of Regulation C, please ensure that the registration statement shall also be signed by its authorized representative in the United States.

Response:

The Filing has been revised accordingly.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Xialong Zhou__________
By: Xialong Zhou
Title: Chief Financial Officer